EXHIBIT 99.1

Independent Proxy Advisory Firms Recommend Equinox Gold Shareholders Vote FOR Share Issuance Resolution in Connection with Proposed Business Combination with Orla Mining

VANCOUVER, British Columbia, July 10, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to announce that independent proxy advisory firms, including Institutional Shareholder Services Inc. (“ISS”), have issued positive voting recommendations to shareholders of Equinox Gold for the proposed business combination (the “Arrangement”) with Orla Mining Ltd. (TSX: OLA, NYSE American: ORLA) (“Orla”).

  Your vote is important, regardless of how many shares you own.
  The board of directors and management of both Equinox Gold and Orla unanimously recommend that shareholders vote FOR the Arrangement.
  Shareholders with questions or requiring assistance in voting are asked to contact Laurel Hill Advisory Group by calling 1-877-452-7184 (North America toll-free) or 1-416-304-0211 (international), by texting “INFO” to either 1-877-452-7184 or 1-416-304-0211, or by emailing assistance@laurelhill.com.

ISS has recommended that Equinox Gold shareholders vote FOR the resolution to issue Equinox Gold common shares (“Share Issuance Resolution”) in connection with the business combination with Orla, as announced on May 13, 2026 (the “Arrangement”). ISS noted in its report: “The acquisition appears to make strategic sense, as the transaction is expected to diversify the company's asset base, enhance strategic optionality, and improve long-term production potential”.

Darren Hall, CEO of Equinox Gold stated: “We are pleased that the leading independent proxy advisors have recognized the merits of the Arrangement and its strong strategic rationale. Both Equinox Gold and Orla’s Boards unanimously recommend that shareholders vote FOR the Arrangement, and we encourage all shareholders to vote well in advance of the deadline.”

Special Meeting of Shareholders
Equinox Gold’s Special Meeting of Shareholders (“Meeting”) to vote on the Share Issuance Resolution will be held at 9:00 am (Vancouver time) on July 22, 2026. Equinox Gold shareholders of record at the close of business on June 15, 2026 can vote on the Share Issuance Resolution and other matters detailed in the management information circular and related materials for the meeting (“Meeting Materials”). Shareholders can vote their shares online, by telephone or by mail, or can attend the meeting and vote in person. Shareholders who cannot attend in person are invited to join an online webcast; however, the webcast is being provided for viewing purposes only. There will be no ability to vote via the webcast.

Attend in Person
Suite 3500, 1133 Melville Street, Vancouver, BC

Attend Online
www.equinoxgold.com/shareholder-events

The deadline for voting by proxy is 9:00 am (Vancouver time) on July 20, 2026. Beneficial shareholders should vote well in advance, as brokers and intermediaries may impose earlier voting deadlines.

Strategic Rationale
Equinox Gold’s Board of Directors and management team believe merging with Orla will accelerate achievement of the Company’s growth and revaluation objectives, delivering greater value to Equinox Gold shareholders than could be achieved on a standalone basis. The combination of Equinox Gold and Orla will create:

  North America’s new senior gold producer: 1.1 million ounces of gold production1 from a highly complementary portfolio of six North American mines, underpinned by a significant gold endowment of approximately 23 million ounces of Proven & Probable Mineral Reserves2;
  Peer leading, growth profile to more than 1.9 million ounces annually: Clear path to more than 800,000 ounces3 of near-term organic gold production growth from North American assets, both enhancing and accelerating Equinox Gold’s growth potential;
  Second largest producer of Canadian gold: 100% ownership of three cornerstone Canadian mines that are expected to collectively produce 685,000 ounces of gold in 20261 with potential for production growth and mine life extension from expansion and exploration upside;
  Enhanced scale and diversification while maintaining jurisdictional simplicity: Highly complementary asset portfolios in Canada, the USA and Mexico, allowing the shareholders of each company to participate in accelerated production growth milestones while maintaining a tier-one North American jurisdictional profile;
  Substantial free cash flow generation and robust financial position: Combined free cash flow profile of approximately $1.4 billion in 20264, based on current analyst consensus estimates, and approximately $1.4 billion of total available liquidity4 to drive growth and continued shareholder returns, while maintaining financial flexibility;
  Industry leading team of mine builders and operators: Key additions to both the Board and management team creates a leadership team with proven track records of delivering enhanced shareholder value across key metrics such as production, mineral reserves, cash flow and net asset value, and a shared commitment to operational excellence, disciplined capital allocation and responsible mining;
  Diversified portfolio provides scale and optionality: Six producing mines and four growth projects across four countries (Canada, USA, Mexico, and Nicaragua) provide immediate operating strength, project sequencing flexibility, known near-mine exploration upside and longer-term optionality;
  Improved capital markets profile and significant re-rate potential: Combined company delivers advantages neither company could achieve on a standalone basis, including increased scale and liquidity, lower risk, peer-leading production growth underpinned by a sizeable Mineral Reserve endowment, and stronger free cash flow, providing significant re-rating potential.

The management information circular, outlining the background to and anticipated benefits of the business combination with Orla, can be downloaded at www.equinoxgold.com/shareholder-events and from Equinox Gold’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Shareholder Questions & Voting Assistance

Equinox Gold has retained Laurel Hill Advisory Group (“Laurel Hill”) to assist with shareholder communications and proxy solicitation in connection with the Meeting. Shareholders who have not received the Meeting Materials by mail, or who have any questions about the Arrangement, Equinox Gold, the Meeting Materials or the voting process should contact Laurel Hill by calling 1-877-452-7184 (North America toll-free) or 1-416-304-0211 (international), by texting “INFO” to either 1-877-452-7184 or 1-416-304-0211, or by email at assistance@laurelhill.com.

Qualified Person and Technical Information

The scientific and technical information contained in this news release was approved by Matthew MacPhail, P.Eng., Senior Vice President Business Planning and Technical Services for Equinox Gold and a “Qualified Person” under National Instrument 43-101.

Equinox Gold Contact
Ryan King
Executive Vice President, Capital Markets
T: +1 778.998.3700
E: ryan.king@equinoxgold.com
E: ir@equinoxgold.com

Cautionary Note Regarding Forward-looking Statements
This news release includes certain statements and information that constitute “forward-looking statements” and “forward looking information” within the meaning of applicable securities legislation and may include future-oriented financial information (collectively “forward-looking information”). Actual results and outcomes of the proposed plan of arrangement between the companies (“Arrangement”) may vary from the information set out in any forward-looking information. Forward looking information in this news release includes: the consummation and timing of the Arrangement and the shareholder meetings related thereto; the strengths, characteristics, value, portfolio and potential of Equinox Gold post-closing; the strategic vision for Equinox Gold and expectations regarding production capabilities and the ability of Equinox Gold to successfully advance its projects post-closing; the accuracy of the pro forma financial position and outlook of the Equinox Gold post-transaction; production guidance; returns to shareholders; potential re-rating of Equinox Gold post-closing; Equinox Gold’s ability to achieve the production, cost and development expectations outlined in the technical reports related to its operating mines and development projects; and discussion of future plans, projections, objectives, estimates and forecasts and the timing related thereto. Forward-looking information is typically identified by words such as “will”, “believe”, “create”, “expect”, “deliver”, “potential”, “estimate”, and similar expressions are intended to identify forward-looking information as well as phrases or statements that certain actions, events or results “may”, “could”, “would” or “should” or the negative connotation of such terms. Forward-looking information is based on Equinox Gold’s current expectations and assumptions, including: assumptions regarding future gold prices, future prices of inputs to operations, future exchange rates, the ability of Equinox Gold post-closing to carry on exploration, development, and mining activities as currently contemplated; the success of the new management team; the realization of synergies; the satisfaction of all conditions to the completion of the Arrangement; mineral reserve and mineral resource estimates and the assumptions on which they are based; and that there will be no material adverse changes or disruptions affecting the operating mines or development projects. While Equinox believes these assumptions to be reasonable based on information currently available, they may prove to be incorrect

Equinox Gold cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking information contained in this news release. Such factors include, without limitation: risks related to closing of the Arrangement; the ability to achieve the anticipated benefits of the Agreement; risks related to new members of management and the board of Equinox Gold; and those factors described in Equinox Gold’s Management’s Discussion & Analysis (“MD&A”) for the year ended December 31, 2025, it’s MD&A for the three months ended March 31, 2026, and in its most recently filed Annual Information Form, all of which are available on Equinox Gold’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar; and in Orla’s MD&A for the year ended December 31 2025, it’s MD&A for the three months ended March 31, 2026, and in its most recently filed Annual Information Form, all of which are available on Orla’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Accordingly, readers are cautioned not to put undue reliance on any forward-looking information contained in this news release. Forward-looking Information is designed to help readers understand Equinox Gold’s views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the Forward-looking Information. If Equinox Gold updates any forward-looking information, no inference should be drawn that the Company will make additional updates with respect to such forward-looking information. All Forward-looking Information contained in this news release is expressly qualified in its entirety by this cautionary statement.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding the Company's mineral properties included in this news release, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this news release is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

1 Mid-point of Equinox Gold’s and Orla’s 2026 guidance, on a full-year basis, as further detailed in the Equinox Gold news release dated January 14, 2026 and the Orla news release dated January 20, 2026, respectively.
2 See Technical Information, Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves, and Forward-looking Statements. A full breakdown of Equinox Gold’s and Orla’s mineral reserves and resources is available in its each company’s most recently filed Annual Information Form, which are available on the respective company’s website and their profile on SEDAR+ and on EDGAR.
3 Anticipated production growth comes from completion of the Valentine Phase 2 expansion (Canada) and with Castle Mountain (USA), South Railroad (USA), Los Filos (Mexico) and Camino Rojo underground (Mexico) in production and operating in line with expectations outlined in current technical reports, which technical reports are available under the respective SEDAR+ profiles of Equinox Gold (in the case of Valentine, Castle Mountain and Los Filos) and Orla (in the case of South Railroad and Camino Rojo).
4 Free cash flow is a non-IFRS measure, which are measures with no standardized meaning under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. See Non-IFRS Measures. Total combined liquidity at March 31, 2026 as per Equinox Gold and Orla’s financial results.